ULTIMUS
                               Your Fund Matters




                                                              FILED VIA EDGAR
                                                              ---------------

June 5, 2007


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  Oak Value Trust
          File No. 811-09000


     Attached for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), is a copy of the Investment Company Asset Protection Bond (the "Bond") for the Oak Value Trust (the "Trust") under EXHIBIT 99-1.

     Also enclosed is a copy of the resolutions which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the policy period ending May 31, 2008.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3403.


Very truly yours,


/s/ John F. Splain

John F. Splain
Secretary




Ultimus Fund Solutions, LLC   225 Pictoria Drive, Suite 450  Phone: 513 587 3400
www.ultimusfundsolutions.com  Cincinnati, Ohio 45246           Fax: 513 587 3450